Exhibit H

The Southern Company       (70-         )

Notice of Proposal with respect to Outside Directors Stock Plan for The Southern Company and its Subsidiaries; Order Authorizing Solicitation of Proxies


         The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through May 26, 2014, to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Outside Directors Stock Plan for The Southern Company and its Subsidiaries (the "Plan"), as described herein. The Plan is a consolidation of the Outside Directors Stock Plan for The Southern Company ("Southern Stock Plan") and the Outside Directors Stock Plan for Subsidiaries of The Southern Company ("Subsidiaries Stock Plan").

         The Board of Directors of Southern has adopted the Plan, subject to stockholder approval. The purpose of the Plan is to provide a mechanism for non-employee directors to automatically increase their ownership of Common Stock and thereby further align their interest with those of Southern's stockholders.

         The Plan will be administered by Southern's Governance Committee (the "Committee"). The Committee will have exclusive authority to interpret the Plan.

         The Plan provides for a portion of the retainer fee for non-employee directors of Southern and any subsidiary of Southern which the Board of Directors of Southern determines to bring under the Plan and which shall adopt the Plan (the "Subsidiaries") to be paid in unrestricted shares of Common Stock and permits each non-employee director to elect to have all or a portion of the remainder of the director fee to be paid in shares of Common Stock instead of cash. Southern expects that the initial Subsidiaries will be Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company and that the approximate number of participants under the Plan will initially be 50. The portion of the director fee paid in Common Stock to Southern's non-employee directors pursuant to the Plan will automatically be deferred in accordance with the terms of the deferred compensation plan maintained by Southern. The non-employee directors of each Subsidiary may elect to have the portion of the director fee paid in Common Stock pursuant to the Plan to be deferred in accordance with the terms of the deferred compensation plan maintained by such Subsidiary for its directors.

         1,000,000 shares of Common Stock and the unissued shares of Common Stock previously authorized and registered for issuance under the Southern Stock Plan and Subsidiaries Stock Plan (approximately 1,700,000 shares) will be available for payment to the participants under the Plan.

         The Board of Directors of Southern may terminate or amend the Plan at any time except that without shareholder approval no amendment may be made which would, absent such shareholder approval, disqualify the Plan for coverage under Rule 16b-3, as promulgated by the Commission under the Securities and Exchange Act of 1934, as amended.

         The Plan will terminate May 26, 2014, unless terminated sooner by the Board of Directors. Southern further proposes to submit the Plan for consideration and action by its stockholders at the annual meeting of such stockholders to be held on May 26, 2004, and in connection therewith, to solicit proxies from its stockholders. In addition, in the event that Southern considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $10,000.

         Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting.

         It appears to the Commission that the application/declaration to the extent that it relates to the proposed solicitation of proxies should be permitted to become effective immediately under Rule 62(d):

         IT IS ORDERED, that the application-declaration, to the extent that it relates to the proposed solicitation of proxies be, and it hereby is, permitted to become effective immediately under Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

         For the Commission, by the Division of Investment Management, under delegated authority.